PARAMOUNT RESOURCES LTD.

Calgary, Alberta

January 17, 2008

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF ADDITIONAL TRILOGY ENERGY TRUST UNITS

Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, acquired, directly and indirectly, an aggregate of 1,880,865 trust units of Trilogy Energy Trust ("Trilogy") (representing approximately 2.0% of Trilogy's currently outstanding trust units on an undiluted basis) since November 26, 2007 (the date of the last Early Warning Report) through purchases over the Toronto Stock Exchange ("TSX") and acquisitions under Trilogy's Distribution Reinvestment Plan ("DRIP").  All of the trust units acquired by Clayton H. Riddell, directly or indirectly, from November 26, 2007 to January 17, 2008, were through acquisitions under Trilogy’s DRIP.  Paramount and Clayton H. Riddell currently hold in aggregate, directly and indirectly, 51,602,610 trust units of Trilogy or approximately 54.2% of Trilogy's currently outstanding trust units on an undiluted basis.

In addition to the foregoing, Clayton H. Riddell holds unvested options to acquire 400,000 trust units of Trilogy, 20,000 of which will vest in October 2008, the earliest vesting date.  The remaining options vest between 2009 and 2012.  If the 400,000 trust units underlying the aforementioned unvested options are included with the aggregate number of trust units of Trilogy held by Clayton H. Riddell and Paramount, then Clayton H. Riddell and Paramount would hold an aggregate of 52,002,610 trust units of Trilogy (representing approximately 54.6% of Trilogy's currently outstanding trust units.)

The direct and indirect purchases and acquisitions by each of Paramount and Clayton H. Riddell were made for investment purposes.  Paramount and/or Clayton H. Riddell may in the future increase or decrease their respective holdings in Trilogy depending on market conditions or other relevant factors.  This news release is being issued pursuant to section 176 of the Securities Act (Alberta) and will be filed on the System for the Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994